 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2011

Commission File Number:  001-162171

NORDIC AMERICAN TANKER SHIPPING LIMITED
(Translation of registrant's name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of Nordic American Tanker Shipping Limited (the "Company"), dated June 27, 2011 containing the Company's letter to shareholders from the Chairman and CEO.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKER SHIPPING LIMITED
(registrant)

Dated: June 29, 2011	By: /s/ Herbjørn Hansson
Herbjørn Hansson Chairman, Chief Executive Officer and President

Exhibit 1

Nordic American Tanker Shipping Ltd. (NAT)-(NYSE:NAT) Letter to Shareholders from the Chairman and CEO. Dividend Policy Continues with Next Dividend Payment End August 2011.

Hamilton, Bermuda, June 27, 2011

Dear Shareholder,

I would like to give you an update on the latest developments in our Company and the industry. Nordic American is improving its position compared with our competitors, who are facing problems in a difficult market. Simply put, some of them have too much debt. Backed by the strongest balance sheet in the industry and with an unparalleled group of professionals at the helm, Nordic American provides you with significant upside potential and limited downside.

Our strategy remains in place. We believe in growing our fleet, acquiring only one type of vessels and keeping all ships in the spot market. We make sure the interests of management and shareholders are fully aligned, we keep our costs low, and we are committed to paying dividends.

As long as the average spot market is above our cash break-even level (about $11,000 per day per ship), there is no question that we will continue to pay dividends as we have done for the last 55 quarters. The dividend is a crucial component of the total return that we, as our number one goal, seek to maximize for our shareholders.  Our dividend for the second quarter of 2011 is expected to be paid on or about August 31.

We have said in the past that poor markets provide us with the opportunity to expand our fleet inexpensively compared with historical standards.  We maintain this position firmly. The company has resources to acquire more ships without issuing equity.  Management's strategy of waiting is in the best interest of shareholders. We are in no rush – we will act when we believe the time is right.

The world continues to struggle with conflicts in the Middle East, economic woes in Europe, and a slow recovery in the US. We must remember that such a stage provides Nordic American with opportunities. We are seeing clear growth in the Asian trade and rising US demand. The US and China are large recipients of seaborne crude. These are positive signs that underpin our faith in Nordic American.

Many companies have ordered too many ships from the shipyards.  It is interesting to note that new deliveries so far in 2011 are around one third lower than what was scheduled. Some of these orders are cancelled, some are delayed, and some have been changed for different types of vessels.

Since I last wrote to you in March, Japan has shown remarkable resilience in the face of the extraordinary tragic events there. We are seeing increased volumes of fossil fuels heading there, most notably natural gas. Other nations, with Germany being the most prominent, are looking to move away from nuclear energy in light of the tragedy at Fukushima. This can only be a positive development for the tanker business.

Nordic American has a Board of Directors and Management team with a diverse range of backgrounds and complementary skills. We will post on our web site a short overview of senior Management and the Board so that you may familiarize yourself with the people at NAT. I am proud of the calibre of people we have managed to attract – having capable individuals on all levels.

NAT has from the outset maintained focus on transparency and good corporate governance. Management does not have any competing interests, nor is there any complex ownership structure with assets being moved between private and public companies to the detriment of you, the shareholder. We do not have a fee structure that encourages us to take risks with your money or to trade assets frequently. At NAT we value transparency highly, and we aim to act in a prudent and predictable manner.

We have said repeatedly that we believe the NAT model is working to the benefit of our shareholders. By this we mean that we are maximizing total return. While returns have been down in the recent weak spot tanker market, we have managed to keep the total return of about 18% on an annualized basis since the company was launched in 1997. This number reflects the efforts we have made to generate superior returns through our commercial strategy and sound financial management. We focus on low general and administrative costs as well as vessel operating costs. Our timing of vessel acquisitions has allowed us to grow accretively.  The vessel count has grown faster than the share count, which is very important.

During the fourth quarter of 2010 our operating fleet stood at 15 vessels. By the end of October this year, when our two newbuildings from Samsung have been delivered, we shall have 19 vessels in operation. Both newbuildings are fully financed.

Based on our business model, fleet growth and strong balance sheet, we encourage investors who wish to be in the tanker industry and are seeking stocks that pay dividends to consider Nordic American. We shall stay the course – no matter what the market environment.  Nordic American has a significant upside and limited downside.

I remain optimistic about the future of Nordic American. If you have any questions or comments, you can reach me at herbjorn.hansson@scandicamerican.com

With the rest of the team, I am here to serve you.

All the best!

Herbjorn Hansson
Chairman & CEO

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hire, failure on the part of a seller to complete a sale to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our Reports on Form 6-K.

Contacts:
Scandic American Shipping Ltd
Manager for:
Nordic American Tanker Shipping Limited
P.O Box 56, 3201 Sandefjord, Norway
Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com

Rolf Amundsen, Head of Investor Relations, Norway
Nordic American Tanker Shipping Limited
Tel: +1 800 601 9079 or + 47 908 26 906

Jacob Ellefsen, Head of Research, United Kingdom
Nordic American Tanker Shipping Limited
Tel: + 44 20 31 78 58 20   or + 44 78 27 92 94 11

Gary J. Wolfe
Seward &Kissel LLP, New York, USA
Tel: +1 212 574 1223

Herbjørn Hansson, Chairman and Chief Executive Officer
Nordic American Tanker Shipping Limited
Tel:  +1 866 805 9504 or + 47 901 46 291